Exhibit 99.9

LETTER OF CONSENT

Re:                  ARC Resources Ltd. – Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our report dated February 11, 2016 evaluating ARC Resources Ltd.'s petroleum and natural gas reserves and resources as at December 31, 2015, as described in the Annual Report on Form 40-F of ARC Resources Ltd. for the fiscal year ended December 31, 2015 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the inclusions of information derived from our report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Bryan M. Joa, P. Eng.

Bryan M. Joa, P. Eng. Vice President

Dated: March 16, 2016
Calgary, Canada
CANADA